Exhibit 99.1

Hollinger Inc. Obtains B.C. Court Order against David Radler and F.D. Radler Ltd.

TORONTO, Ontario, October 30, 2006-- Hollinger Inc. ("Hollinger") (TSX:HLG.C) (TSX:HLG.PR.B) today announced that, on October 25, 2006, the British Columbia Supreme Court granted a Mareva Injunction Order against David Radler and F.D. Radler Ltd. pursuant to a motion brought, without notice, by Hollinger and certain of its subsidiaries.

Hollinger previously announced that Mr. Radler and F.D. Radler Ltd. were named in an action filed by Hollinger against a number of parties alleging, among other things, breach of fiduciary duty, oppressive conduct and a variety of causes of action.

Applicable worldwide, the Mareva Injunction Order prevents Mr. Radler and F.D. Radler Ltd. from disposing of, mortgaging or transferring their assets, and freezes their bank accounts while the claim filed by Hollinger is pending before the courts.

Company Profile

Hollinger's principal asset is its approximately 70.1% voting and 19.7% equity interest in Sun-Times Media Group Inc. (formerly Hollinger International Inc.), a newspaper publisher with assets which include the Chicago Sun-Times and a large number of community newspapers in the Chicago area. Hollinger also owns a portfolio of commercial real estate in Canada. Further information can be obtained at www.hollingerinc.com.

CONTACT INFORMATION

Media contact:

John Lute
Lute & Company
(416) 929-5883
jlute@luteco.com